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SE 06006950 OMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH. D.C. 202 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL DERIVATIVES GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. BEESON, CHIEF FINANCIAL OFFICER (312) 395-3121
(Area Code - Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CITADEL DERIVATIVES GROUP L.L.C.

AFFIRMATION

I, GERALD A. BEESON , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Citadel Derivatives Group, L.L.C. (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

02/24/06

CITADEL LIMITED PARTNERSHIP Date
Manager and Commodity Pool Operator for the
Commodity Pool, CITADEL DERIVATIVES GROUP L.L.C.
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Gerald A. Beeson, Chief Financial Officer

"OFFICIAL SEAL"
JOYCE G. STRICKLAND
Notary Public, State of Illinois
My Commission Expires 6/14/06

CITADEL DERIVATIVES GROUP LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition
as of December 31, 2005
and Independent Auditors' Report and

Claim for Exemption from the
Disclosure, Periodic and Annual Recordkeeping Requirements
Contained in Part 4.7 of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission has been Requested by
the Commodity Pool Operator of
CITADEL DERIVATIVES GROUP LLC

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of Citadel Derivatives Group LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Citadel Derivatives Group LLC (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

CITADEL DERIVATIVES GROUP LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Assets:		
Cash and cash equivalents	$	323,873,944
Receivables from broker-dealers		100,568,852
Receivables from futures clearing brokers		129,157,379
Securities owned, at fair value, held at clearing brokers:		
Corporate stock		2,103,088,670
Corporate debt obligations		62,330
Options		3,046,180,902
Exchanges		12,692,214
Interest and dividends receivable		8,366,594
Securities borrowed		5,257,076
Exchange memberships, at cost (market value $41,177,600)		36,578,600
Other assets		3,788,907
Total assets	$	5,769,615,468

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Payables to broker-dealers	$	2,271,537
Payable to clearing organizations		2,039,574
Securities sold, not yet purchased, at fair value:		
Corporate stock		2,532,995,175
Corporate debt obligations		27,651
Options		2,646,987,724
Interest and dividends payable		1,914,006
Securities loaned		398,565
Payable to affiliates		5,701,569
Other liabilities		3,227,953
Total liabilities		5,195,563,754
Members' capital		574,051,714
Total liabilities and members' capital	$	5,769,615,468

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Citadel Derivatives Group LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the National Association of Securities Dealers Inc. ("NASD") and is a member of the Chicago Board Options Exchange ("CBOE"), the American Stock Exchange ("AMEX"), the Philadelphia Stock Exchange ("PHLX"), the Boston Options Exchange ("BOX"), the Pacific Stock Exchange ("PCX"), the International Securities Exchange, Inc. ("ISE"), and the Chicago Mercantile Exchange ("MERC"). The Company is owned by Citadel Wellington LLC ("Wellington LLC"), a Delaware limited liability company and Citadel Limited Partnership ("CLP"), an Illinois limited partnership. The Company primarily engages in market making in equities and equity options on various U.S. exchanges. CLP is the Manager of Wellington LLC and the Company and is responsible for managing all investment activities for the Company. CLP is registered as a "commodity trading advisor" and a "commodity pool operator" with the U.S. Commodity Futures Trading Commission. Wellington LLC and the Company are "commodity pools" operated by CLP. Citadel Investment Group, L.L.C. ("CIG"), a Delaware limited liability company, an affiliate of CLP, provides administrative services to the Company. Under the terms of the Company's Fourth Amended and Restated Limited Liability Company Operating Agreement ("LLC Operating Agreement") dated as of December 31, 2004, the Company will terminate on December 31, 2030, although it may be terminated earlier at the discretion of CLP or its members.

(1) Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with GAAP requires CLP to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Principal Transactions

Principal transactions are recorded on a trade-date basis.

Cash and Cash Equivalents

The Company defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with original maturities of ninety days or less. Substantially all cash and cash equivalents are held at a major U.S. bank.

Securities Owned, at Fair Value, Held at Clearing Brokers

Substantially all the Company's securities owned, at fair value are held at a major U.S. financial institution which is permitted by contract or custom to sell or repledge these securities.

(1) Summary of Significant Accounting Policies, Continued:

Interest and Dividends

Dividends received (paid) on equity securities are recognized as income (expense) on the ex-dividend date and interest income (expense) is recognized on the accrual basis.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions are accounted for as collateralized financings and require cash or other collateral to be deposited or taken in. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. All securities borrowing and lending activity was transacted with the Company's affiliate, Citadel Trading Group L.L.C. ("CITG"), a Delaware limited liability company. CITG is a broker-dealer registered with the SEC and a member of the NASD. CLP is the Manager for CITG. These securities borrowing and lending transactions are collateralized as a percentage of the fair value of the investment positions. To mitigate counterparty credit risk related to securities borrowed and securities loaned, positions are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements.

Valuation of Investment Positions

Investment positions include the Company's securities owned and securities sold, not yet purchased, derivative holdings and securities borrowed and securities loaned ("Investment Positions"). Investment Positions are reported at fair value as determined by CLP. The fair value assigned by CLP is based on available information and represents CLP's best estimate of fair value. The fair value ascribed may not necessarily reflect the amount which might ultimately be realized in an arms length sale or liquidation of the Investment Positions. All Investment Positions are valued at the close of business in the relevant time zone as determined by CLP. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of the Investment Positions in question continue to trade after the close of business and prior to the next opening of business in such time zone.

Investment Positions are valued based on third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities and broker-dealers. CLP may arbitrate the price information received in determining the best estimate of the fair value for the Investment Positions. Investment Positions may also be valued on the basis of a spread or price differential, as quoted by dealers, to other Investment Positions. Investment Positions which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are valued at their closing price on the exchange upon which they are principally traded.

(1) Summary of Significant Accounting Policies, Continued:

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. As noted in Note 4, the Company clears its activity through broker-dealers, which the Company indemnifies for certain losses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's operations and as such, has recorded no liability on the statement of financial condition.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects CLP's estimate of the impairment. There were no exchange membership impairments as of December 31, 2005.

The Company provides guarantees to exchanges. Under standard membership agreements, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(2) Income Taxes:

The Company is a limited liability company that is treated as a partnership for federal and state income tax purposes. As such, the Company is not subject to federal or state income tax. The taxable income or loss applicable to the operations of the Company are included in the federal and state income tax returns of its members.

(3) Transactions with Related Parties:

Pursuant to an administrative services agreement, the Company must make payments to CIG for direct and allocable administrative, general and operating expenses paid by CIG, on behalf of the Company, as well as for the administrative services provided by CIG.

During the year, the Company engaged in securities borrowing and lending transactions with CITG. As of December 31, 2005, the fair value of these securities borrowed by the Company was $3,394,551 and the fair value of securities loaned was $381,544. The Company is permitted by contract or custom to sell or repledge securities borrowed.

(3) Transactions with Related Parties, Continued:

Certain of the Company's present and future obligations arising out of transactions entered into under agreements with various financial institutions have been guaranteed by Wellington LLC.

Included in payable to affiliates are transactions relating to clearance and securities borrowing and lending activity with CITG as well as operating expenses due to CIG.

(4) Risk Management:

Market risk is the potential for changes in the value of Investment Positions due to market changes, including interest and currency rate movements as well as fluctuations in the prices of Investment Positions. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. Market risk is managed in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivatives. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Investment Positions and the instruments used to hedge such Investment Positions.

Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. The credit risk of exchange-traded Investment Positions, such as exchange-traded futures and options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded.

The Company clears its options and substantially all its equity securities transactions through a major U.S. broker-dealer, which also maintains the Company's positions. These positions are recorded at fair value under securities owned. In addition the clearing broker provides the majority of the financing for these securities. The remainder of the Company's transactions are cleared through CITG. This can result in a concentration of credit risk with these institutions. This risk is partially mitigated by the obligation of these financial institutions to comply with rules and regulations governing broker-dealers, including the requirement to maintain a minimum amount of net capital.

The Company may sell various financial instruments which it does not yet own or does not choose to deliver ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased. To manage this market risk, the Company may hold Investment Positions which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Investment Positions as deemed necessary.

(5) Derivative Financial Instruments:

The Company transacted in derivative financial instruments during the year that included exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices, or reference rates or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Exchange-traded derivatives are standardized and include futures and certain options contracts.

(5) Derivative Financial Instruments, Continued:

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivatives are typically also subject to certain additional risks, such as those resulting from leverage and significantly less liquidity, to which the underlying financial instruments may not. The Company may use derivative financial instruments in the normal course of its business to take speculative Investment Positions as well as for risk management purposes. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CLP believes they should be considered on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management.

Options are contracts that grant the holder, in return for payment of the purchase price (the "premium") of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options as well as changes in interest rates and market volatility. Options written by the Company do not give rise to counterparty credit risk as they obligate the Company, not its counterparty, to perform.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the delivery date, regardless of the changes in their value or the Company's investment strategy. Exposure to market risk is managed in accordance with risk limits set by the Company's buying or selling instruments or entering into offsetting positions. The estimated fair value of financial futures as of December 31, 2005 is $5,429,555 and is included in receivables from futures clearing brokers on the statement of financial condition.

(6) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1 million or 2% of aggregate debit items arising from customer transactions. At December 31, 2005, net capital was approximately $131 million, which was in excess of the Company's required net capital by $130 million.

The Company is also subject to the requirements of the SEC "Computation for Determination of Reserve Requirements" (Rule 15c3-3). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no reportable amounts as of December 31, 2005.

(7) Payment for Order Flow:

The Company, in its capacity as an options and equities market maker, frequently receives and makes payments for providing or receiving order flow to markets and customers.

(8) Subsequent Events:

Subsequent to December 31, 2005 a capital withdrawal of $20 million was paid to Wellington LLC.

****

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in this statement of financial condition is accurate and complete.



CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, CITADEL DERIVATIVES GROUP LLC
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Gerald Beeson, Chief Financial Officer